United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period ending 28 June 2019

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes Â No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes Â No ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S

•	REGISTRATION STATEMENT ON FORM F-3 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-219945);

•	POST-EFFECTIVE AMENDMENT NO.1 ON FORM S-8 TO THE FORM F-4 REGISTRATION STATEMENT OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-208556); AND

•	REGISTRATION STATEMENT ON FORM S-8 OF COCA-COLA EUROPEAN PARTNERS PLC (REGISTRATION NO. 333-211764),
FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.
THIS REPORT ON FORM 6-K INCLUDES SUBSTANTIALLY THE SAME INFORMATION AS THAT REPORTED IN THE REGISTRANT’S REPORT ON FORM 6-K PREVIOUSLY FURNISHED TO THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 2019, AND IS BEING FILED SOLELY FOR THE PURPOSE OF INCORPORATING BY REFERENCE INFORMATION INTO THE ABOVE-REFERENCED REGISTRATION STATEMENTS AND ANY FUTURE REGISTRATION STATEMENTS IN WHICH THE REGISTRANT IDENTIFIES THIS REPORT ON FORM 6-K AS BEING INCORPORATED BY REFERENCE.

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Results for the six months ended 28 June 2019

Note Regarding the Presentation of Alternative Performance Measures
We use certain alternative performance measures (non-GAAP performance measures) to make financial, operating and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable GAAP measure.
For purposes of this document, the following terms are defined:

‘‘As reported’’ are results extracted from our condensed consolidated interim financial statements.
‘‘Comparable’’ is defined as results excluding items impacting comparability, such as restructuring charges, out of period mark-to-market impact of hedges and net tax items relating to rate and law changes. Comparable volume is also adjusted for selling days.
‘‘Fx-neutral’’ is defined as comparable results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Free cash flow’’ is defined as net cash flows from operations, less capital expenditures, payments of principal on lease obligations and interest paid, plus proceeds from capital disposals. Please refer to Supplemental Financial Information - Free Cash Flow for a description of the change to the definition of the measure following the adoption of IFRS 16 on 1 January 2019.
Free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment and non-discretionary lease and interest payments.
‘‘Net Debt’’ is defined as the net of cash and cash equivalents less currency adjusted borrowing. We believe that reporting Net Debt is useful as it reflects a metric used by the Group to assess cash management and leverage.
‘‘Dividend Payout Ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-GAAP financial Information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-GAAP measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout 2019.
Unless otherwise stated, percent amounts are rounded to the nearest 0.5%.

H1 2019 Metric [1]	As Reported	Comparable	Change vs H1 2018
			As Reported	Comparable	Comparable Fx-Neutral
Volume (m unit cases)[2]	1,214		2.0%	3.0%
Revenue[3] (€M)	5,802	5,802	7.0%	7.0%	7.0%
Cost of sales [4] (€M)	3,594	3,597	7.5%	8.5%	8.5%
Operating expenses (€M)	1,482	1,435	(0.5)%	1.0%	1.0%
Operating profit (€M)	726	770	20.0%	10.0%	10.5%
Profit after taxes (€M)	508	541	22.0%	10.5%	11.0%
Diluted EPS (€)	1.07	1.14	25.5%	14.0%	14.0%
Revenue per unit case [3] (€)		4.78			4.5%
Cost of sales per unit case [4] (€)		2.96			6.5%

Interim Dividend per share[5] (€)	0.62		+19.0% versus H1 2018
___________________________

[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details
[2] Unit Case = approximately 5.678 litres or 24 8-ounce servings
[3] Includes the impact of 2.0% related to incremental soft drinks taxes introduced during 2018 in Great Britain and France
[4] Includes the impact of 3.0% related to incremental soft drinks taxes introduced during 2018 in Great Britain and France
[5] Declared at Q1, paid June 2019

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REAFFIRMING FULL-YEAR 2019 GUIDANCE[1]

•	Revenue growth in the low single-digit range excluding the impact of incremental soft drinks taxes of approximately 1.0%[2]

•	Cost of sales per unit case growth of approximately 2.5% excluding the impact of incremental soft drinks taxes of approximately 1.5%[2]

•	Operating profit growth between 6-7%[2]

•	Comparable tax rate of approximately 25%

•	Diluted earnings per share growth between 10-11%[2],[3]

•	Share buyback of up to €1bn

•	Free cash flow in the range of €1-1.1bn[4]
___________________________
[1] Refer to ‘Note Regarding the Presentation of Alternative Performance Measures’ for further details; Change percentages against prior year equivalent period
[2] Comparable Fx-Neutral
[3] Assumes share buybacks of €1 billion in 2019
[4] Please refer to ‘Supplemental Financial Information - Free Cash Flow’ for a description of the change to the definition of the measure to ensure consistency following the adoption of IFRS 16 on 1 January 2019

First-half Revenue Performance by Geography
All values are unaudited, changes versus H1 2018

	As reported			Fx-Neutral
	€ million	% of Total	% change	% change
Great Britain	1,151	20.0%	11.0%	10.5%
France[1]	967	16.5%	10.5%	10.5%
Germany	1,171	20.5%	5.5%	5.5%
Iberia[2]	1,282	22.0%	6.0%	6.0%
Northern Europe[3]	1,231	21.0%	2.0%	3.5%
Total	5,802	100.0%	7.0%	7.0%
___________________________
[1] France refers to continental France & Monaco.
[2] Iberia refers to Spain, Portugal & Andorra.
[3] Northern Europe refers to Belgium, Luxembourg, Netherlands, Norway, Sweden & Iceland.
Great Britain

•	Revenue +4.5% excluding the impact of incremental soft drinks taxes

•	Good volume growth supported by Light Colas, Fanta, Schweppes & Monster, partially offset by unfavourable Q2 weather

•	Revenue/UC[1] growth supported by positive price & priority small packs[2] volume growth (e.g. small cans +28.5% driven by Schweppes mixers, Appletiser & Coca-ColaTM)
France

•	Revenue +6.0% excluding the impact of incremental soft drinks taxes

•	Solid volume growth driven by Coca-Cola Zero Sugar, Fanta, Fuze Tea, Monster, Tropico & resolution of last year’s customer dispute

•	Revenue/UC[1] growth supported by recent pack changes for Coca-ColaTM & priority small packs[2] volume growth (e.g. small glass +6.5% driven by Fuze Tea & Coca-ColaTM)
Germany

•	Good volume growth led by the discounter channel & solid growth in Cola-Cola Zero Sugar, Sprite & Monster, partially offset by unfavourable Q2 weather

•	Fuze Tea & Honest Tea continue to gain distribution

•	Revenue/UC[1] growth supported by positive price & priority small packs[2] volume growth (e.g. small cans +11.0% driven by Monster & Coca-ColaTM)
Iberia

•	Solid volume growth reflecting soft weather-driven comparables, improving market trends & solid execution

•	Volume growth led by Coca-Cola Classic, Coca-Cola Zero Sugar, Fanta, Monster & Aquarius

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•	Revenue/UC[1] growth supported by positive price & priority small packs[2] volume growth (e.g. small cans +23.5% driven by Cola-ColaTM)
Northern Europe

•	Driven by revenue growth in Belux (+2.5%), Netherlands (+5.0%) & Norway (+4.5%)

•	Volume growth led by Coca-Cola Zero Sugar, Monster & Fuze Tea offset by unfavourable Q2 weather

•	Revenue/UC[1] growth supported by positive price & priority small packs[2] volume growth (e.g. small cans +12.5% driven by Cola-ColaTM)

___________________________
[1] Revenue/UC = Revenue per Unit Case
[2] Priority small packs = PET & Glass < 1litre; Cans <33cl
Note: All values are unaudited, changes versus H1 2018 & Fx-Neutral

First-half Volume Performance by Category
Comparable volumes, changes versus H1 2018

	% of Total	% Change
Sparkling	86.0%	3.0%
Coca-ColaTM	63.5%	3.0%
Flavours, Mixers & Energy	22.5%	4.0%
Stills	14.0%	1.5%
Hydration	8.5%	(1.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	5.5%	4.5%
Total	100.0%	3.0%
Coca-ColaTM

•	Transactions +3.5%

•	Classic -0.5% reflecting the impact of last year’s soft drinks taxes

•	Lights +9.0% with robust growth across all markets driven by Zero Sugar & new flavours, e.g.

–	Zero Sugar Raspberry

–	Diet Coke Twisted Strawberry
Flavours, Mixers & Energy

•	Fanta +3.5% reflecting higher distribution of Zero & new flavours (e.g. Grape Zero)

•	Energy +17.0% with strong performance of the Monster Mango Loco & Ultra ranges; Encouraging initial customer reaction to Coca-Cola Energy, now in all markets

•	Schweppes +6.5% with growth in both Mixers & Lemonade. Schweppes 1783 & Royal Bliss continued to grow distribution
Hydration

•	Reflecting reduced low value promotions & unfavourable Q2 weather in Northern Europe & Germany

•	Encouraging initial customer reaction to Aquarius Enhanced Water, launched in Germany, GB & the Netherlands

•	Isotonic drinks +3.0% led by growth in Iberia, France & Germany
RTD Tea, RTD Coffee, Juices & Other[1]

•	Solid share gains in the RTD tea category as Fuze Tea continues to gain scale

•	Honest brands saw solid growth reflecting distribution gains across all markets

•	Launched Monster Espresso with good initial customer reaction

___________________________

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[1] RTD refers to Ready-To-Drink

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Forward-Looking Statements
This document contains statements, estimates or projections that constitute “forward-looking statements” concerning the financial condition, performance, results, strategy and objectives of Coca-Cola European Partners plc and its subsidiaries (together “CCEP” or the “Group”). Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “project,” “plan,” “seek,” “may,” “could,” “would,” “should,” “might,” “will,” “forecast,” “outlook,” “guidance,” “possible,” “potential,” “predict,” “objective” and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially from CCEP’s historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. These risks include but are not limited to those set forth in the “Risk Factors” section of CCEP’s 2018 Integrated Report/Annual Report on Form 20-F, including the statements under the following headings: Changing consumer preferences and the health impact of soft drinks (such as sugar alternatives); Legal and regulatory intervention (such as the development of regulations regarding packaging and taxes); Packaging and plastics (such as climate change, resource scarcity, marine litter and water scarcity); Competitiveness and transformation; Cyber and social engineering attacks; The market (such as customer consolidation and route to market); Economic and political conditions (such as continuing developments in relation to the UK’s exit from the EU); The relationship with TCCC and other franchisors; Product quality; and Other risks.

Due to these risks, CCEP’s actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set out in CCEP’s forward-looking statements. Additional risks that may impact CCEP’s future financial condition and performance are identified in filings with the SEC which are available on the SEC’s website at www.sec.gov. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations. CCEP assumes no responsibility for the accuracy and completeness of any forward-looking statements. Any or all of the forward-looking statements contained in this filing and in any other of CCEP’s respective public statements may prove to be incorrect.

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Supplementary Financial Information - Income Statement
The following provides a summary reconciliation of CCEP’s reported and comparable results for the periods presented:

First Six Months 2019 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	5,802	—	—	5,802
Cost of sales	3,594	(1)	4	3,597
Gross profit	2,208	1	(4)	2,205
Operating expenses	1,482	4	(51)	1,435
Operating profit	726	(3)	47	770
Total finance costs, net	49	—	—	49
Non-operating items	(1)	—	—	(1)
Profit before taxes	678	(3)	47	722
Taxes	170	(1)	12	181
Profit after taxes	508	(2)	35	541

Diluted earnings per share (€)	1.07	—	0.07	1.14

Diluted weighted average shares outstanding				475

First Six Months 2018 Unaudited, in millions of € except per share data which is calculated prior to rounding	As Reported	Items Impacting Comparability		Comparable
	CCEP	Mark-to-market effects[1]	Restructuring Charges[2]	CCEP
Revenue	5,435	—	—	5,435
Cost of sales	3,341	(3)	(25)	3,313
Gross profit	2,094	3	25	2,122
Operating expenses	1,489	5	(71)	1,423
Operating profit	605	(2)	96	699
Total finance costs, net	45	—	—	45
Non-operating items	—	—	—	—
Profit before taxes	560	(2)	96	654
Taxes	143	(1)	23	165
Profit after taxes	417	(1)	73	489

Diluted earnings per share (€)	0.85	—	0.15	1.00

Diluted weighted average shares outstanding				489
___________________________
[1] Amounts represent the net out-of-period mark-to-market impact of non-designated commodity hedges.
[2] Amounts represent restructuring charges related to business transformation activities. For the six months ending 28 June 2019, this includes costs in relation to the commencement of a transformation project relating to our cold drink operations aimed at delivering a modern, differentiated and versatile equipment fleet in order to optimise net cooler placements throughout our markets.  As part of this strategy, our capital expenditure on cold drink equipment will focus on the introduction of a new, more cost effective cooler into our markets, whilst reducing maintenance and refurbishment support spending on our older equipment. We began rolling out the new commercial strategy during the first half of 2019.  As a result of the operational impact of these strategic changes, we incurred a non-cash restructuring charge in the period of €24 million relating to the write down and accelerated depreciation of aged cold drink equipment assets. We expect the majority of the aged cold drink equipment assets to be removed from customer locations over a reasonable period of time and replaced with newer equipment.

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Supplemental Financial Information - Revenue

Revenue In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Second-Quarter Ended			Six Months Ended
	28 June 2019	29 June 2018	% Change	28 June 2019	29 June 2018	% Change
As reported	3,218	3,057	5.5%	5,802	5,435	7.0%
Adjust: Total items impacting comparability	—	—	—%	—	—	—%
Comparable[1]	3,218	3,057	5.5%	5,802	5,435	7.0%
Adjust: Impact of fx changes	7	n/a	—%	6	n/a	—%
Comparable and fx-neutral	3,225	3,057	5.5%	5,808	5,435	7.0%

Revenue per unit case[1]	4.85	4.67	4.0%	4.78	4.58	4.5%
___________________________
[1] The change in revenue and revenue per unit case includes the impact of 1.0% and 2.0% for the second-quarter and six months ended 28 June 2019, respectively, related to incremental soft drinks taxes introduced during 2018 in Great Britain and France.

Revenue by Geography In millions of €	Second Quarter Ended 28 June 2019			Six months ended 28 June 2019
	As reported	Reported % change	Fx-Neutral % change	As reported	Reported % change	Fx-Neutral % change

Iberia[1]	745	8.0%	8.0%	1,282	6.0%	6.0%
Germany	643	3.0%	3.0%	1,171	5.5%	5.5%
Great Britain	622	6.0%	6.0%	1,151	11.0%	10.5%
France[2]	525	11.0%	11.0%	967	10.5%	10.5%
Northern Europe[3]	683	—%	1.5%	1,231	2.0%	3.5%
Total	3,218	5.5%	5.5%	5,802	7.0%	7.0%
___________________________
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
[3] Note 3 to the condensed consolidated interim financial statements provides further detail on revenue by geography.

Comparable Volume - Selling Day Shift In millions of unit cases, prior period volume recast using current year selling days	Second-Quarter Ended			Six Months Ended
	28 June 2019	29 June 2018	% Change	28 June 2019	29 June 2018	% Change
Volume	665	655	1.5%	1,214	1,188	2.0%
Impact of selling day shift	n/a	—	n/a	n/a	(7)	n/a
Comparable volume - Selling Day Shift adjusted	665	655	1.5%	1,214	1,181	3.0%

Comparable Volume by Brand Category Adjusted for selling day shift	Second-Quarter Ended			Six Months Ended
	28 June 2019	29 June 2018	Volume % Change	28 June 2019	29 June 2018	% Change
	% of Total	% of Total		% of Total	% of Total
Sparkling	85.5%	85.0%	2.0%	86.0%	85.5%	3.0%
Coca-ColaTM	62.5%	62.0%	2.5%	63.5%	63.5%	3.0%
Flavours, Mixers & Energy	23.0%	23.0%	1.5%	22.5%	22.0%	4.0%
Stills	14.5%	15.0%	(1.0)%	14.0%	14.5%	1.5%
Hydration	9.0%	7.5%	(4.0)%	8.5%	7.0%	(1.0)%
RTD Tea, RTD Coffee, Juices & Other[1]	5.5%	7.5%	3.5%	5.5%	7.5%	4.5%
Total	100.0%	100.0%	1.5%	100.0%	100.0%	3.0%
___________________________
[1] RTD refers to Ready-To-Drink.

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Supplemental Financial Information - Cost of Sales and Operating Expenses
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Six Months Ended
	28 June 2019	29 June 2018	% Change
As reported	3,594	3,341	7.5%
Adjust: Total items impacting comparability	3	(28)	1.0%
Comparable[1]	3,597	3,313	8.5%
Adjust: Impact of fx changes	4	n/a	—%
Comparable & fx-neutral	3,601	3,313	8.5%

Cost of sales per unit case[1]	2.96	2.79	6.5%
___________________________
[1] The change in cost of sales and cost of sales per unit case includes the impact of 3.0% for the six months ended 28 June 2019 related to incremental soft drinks taxes introduced during 2018 in Great Britain and France.
Reported cost of sales were €3,594 million, up 7.5 percent. Comparable cost of sales were €3,597 million, up 8.5 percent on a both a comparable and a comparable and fx-neutral basis.  Cost of sales per unit case increased by 6.5 percent on a comparable and fx-neutral basis. This reflects brand mix, higher concentrate costs through the incidence pricing model given revenue per unit case growth, as well as the impact of incremental soft drinks taxes introduced during 2018 in Great Britain and France.
Operating Expenses

Operating Expenses In millions of €	Six Months Ended
	28 June 2019	29 June 2018	% Change
As reported	1,482	1,489	(0.5)%
Adjust: Total items impacting comparability	(47)	(66)	1.5%
Comparable	1,435	1,423	1.0%
Adjust: Impact of fx changes	—	n/a	—%
Comparable & fx-neutral	1,435	1,423	1.0%
Reported operating expenses were €1,482 million, down 0.5 percent. Comparable operating expenses were €1,435 million, up 1.0 percent on both a comparable and a comparable and fx-neutral basis. This reflects our continued investments for the future partially offset by synergy benefits and a continued focus on managing expenses.

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Supplemental Financial Information - Free Cash Flow

Free Cash Flow In millions of €	Six Months Ended
	28 June 2019	29 June 2018
Net cash flows from operating activities	844	621
Less: Purchases of property, plant and equipment	(260)	(207)
Less: Purchases of capitalised software	(44)	(13)
Less: Interest paid, net	(53)	(61)
Add: Proceeds from sales of property, plant and equipment	11	3
Less: Payments of principal on lease obligations[1]	(61)	(10)
Free Cash Flow	437	333
___________________________
[1]As a result of the adoption of IFRS 16 on 1 January 2019, the majority of the Group’s lease obligations are now presented on the balance sheet as Right Of Use (ROU) assets within Property, Plant and Equipment.
Cash outflows relating to operating leases had previously been presented in Net cash flows from operating activities and, from 1 January 2019, these equivalent cash flows are now included as cash flows from financing activities. During the six months ended 28 June 2019, total cash outflows from payments of principal on lease obligations were €61 million.
Our lease obligations are operating in nature and so we believe it is appropriate to include the related cash outflows in our Free Cash Flow measure. The Group has thus elected to amend its definition of Free Cash Flow and now includes cash outflows from lease obligations.  This change is commensurate with the overall objective of the Non-GAAP measure, being a measure of the Group’s cash generation from operating activities and taking into account our investing activities and non-discretionary interest payments.
In 2018, whilst our operating lease cash flows were presented as operating cash flows, our finance lease cash flows were included within financing activities and not adjusted for within Free Cash Flow. In amending our Free Cash Flow definition in 2019, our Free Cash Flow for the comparative 2018 period has been reduced by €10 million, to €333 million.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at
	28 June 2019	31 December 2018
Total borrowings[1]	6,296	5,618
Add: fx impact of non-EUR borrowings	18	24
Adjusted total borrowings	6,314	5,642
Less: cash and cash equivalents	(382)	(309)
Net debt	5,932	5,333
___________________________
[1]As a result of the adoption of IFRS 16 on 1 January 2019, Borrowings now include the majority of the Group's leasing obligations. As at 28 June 2019, lease obligations included within Total borrowings totalled €375 million. For the comparative period, only finance lease obligations of €75 million were included within Total borrowings.

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Principal Risks
The Directors recognise that the Group’s risk management programme is essential to understand the nature, scope, potential likelihood and impact of enterprise-wide risks and to manage them effectively, responding appropriately to the changing risk profile of our operating environment. The Directors believe a strong risk culture with a clear risk management programme in CCEP will ensure well-informed business decisions are taken and risks are actively managed throughout the Group.

The following is a summary of the Group’s Principal Risks that are included in our 2018 Integrated Report and Form 20-F for the year ended 31 December 2018:

•	Changing consumer preferences and the health impact of soft drinks

•	Legal and regulatory intervention

•	Packaging and plastic

•	Competitiveness and transformation

•	Cyber and social engineering attacks

•	Market

•	Economic and political conditions

•	Relationship with The Coca-Cola Company (TCCC) and other franchisors

•	Product quality
Our principal risks have not changed materially in the first 6 months of 2019 and represent our principal risks for the remaining six months of the year. For further details of our principal risks please refer to pages 40 - 43 and for the risk factors please refer to pages 162 - 168 of our 2018 Integrated Report and Form 20-F.

Liquidity
Liquidity risk is actively managed to ensure we have sufficient funds to satisfy our commitments as they fall due. Our sources of capital include, but are not limited to, cash flows from operations, public and private issuances of debt securities and bank borrowings. We believe our operating cash flow, cash on hand and available short-term and long-term capital resources are sufficient to fund our working capital requirements, scheduled borrowing payments, interest payments, capital expenditures, benefit plan contributions, income tax obligations and dividends to shareholders. Counterparties and instruments used to hold cash and cash equivalents are continuously assessed, with a focus on preservation of capital and liquidity.
We have amounts available for borrowing under a €1.5 billion multi-currency credit facility with a syndicate of 10 banks. This credit facility matures in 2024 and is for general corporate purposes and supporting our working capital needs. Our current credit facility contains no financial covenants that would impact our liquidity or access to capital. As at 28 June 2019, we had no amounts drawn under this credit facility.

Capital Management
The primary objective of our capital management strategy is to ensure strong credit ratings and to maintain appropriate capital ratios in order to support our business and maximise shareholder value. Our credit ratings are periodically reviewed by rating agencies. Currently, our long-term ratings from Moody’s and Standard & Poor’s (S&P) are A3 and BBB+ respectively. The ratings outlook from Moody’s and S&P are stable. Changes in the operating results, cash flows or financial position could impact the ratings assigned by the various rating agencies. We regularly assess debt and equity capital levels against our stated policy for capital structure. Our capital structure is managed and, as appropriate, adjusted in light of changes in economic conditions and our financial policy.  See Note 8 of the Notes to the Condensed Consolidated Interim Financial Statements contained in this interim management report for more information regarding our borrowings.

Off balance sheet arrangements
The Group does not have any off-balance sheet arrangements, as defined by the U.S. Securities and Exchange Commission in Item 5.E of Form 20-F, that have or are reasonably likely to have a current or future effect on the Group's financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Parties
Related party disclosures are presented in Note 10 of the Notes to the condensed consolidated interim financial statements contained in this interim management report.

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Share capital
The Articles of Association of the Company (the Articles) contain no upper limit on the authorised share capital of the Company. Subject to certain limitations under the Shareholders’ Agreement, the Board has the authority to offer, allot, grant options over or otherwise deal with or dispose of shares to such persons, at such times, for such consideration and upon such terms as the Board may decide, only if approved by ordinary resolution of our shareholders.
As of 28 June 2019, the Company had 466,671,427 shares issued and fully paid. As of 31 July 2019, the Company had 464,931,883 shares issued and fully paid.
Under the Shareholders’ Agreement and the Articles, the Company is permitted to issue, or grant to any person rights to be issued, securities, in one or a series of related transactions, in each case representing 20% or more of our issued share capital, only if approved in advance by special resolution of our shareholders.
Pursuant to this authority, our shareholders have passed resolutions allowing a maximum of a further 326,159,584 shares (as of 31 July 2019) to be allotted and issued, subject to the restrictions set out below:

1.
pursuant to a shareholder resolution passed on 26 May 2016, the Board is authorised to grant rights to subscribe for or to convert any security into, and/or allot and issue, shares up to an aggregate maximum of 18,000,000 shares in connection with the assumption or replacement by the Company of equity awards granted under certain CCE legacy share plans, of which 6,625,137 have been issued as of 31 July 2019;

2.
pursuant to a shareholder resolution passed on 29 May 2019 regarding the authority to allot new shares, the Board is authorised to allot shares and to grant rights to subscribe for or convert any security into shares:

a.	up to a nominal amount of €1,573,923.60 (representing 157,392,360 shares; such amount to be reduced by any allotments or grants made under paragraph 2(b) below in excess of such sum); and

b.
comprising equity securities (as defined in the Companies Act 2006) up to a nominal amount of €3,147,847.21 (representing 314,784,721 shares; such amount to be reduced by any allotments or grants made under paragraph 2(a) above) in connection with an offer by way of a rights issue:

i.	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

ii.	to holders of other equity securities as required by the rights of those securities or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

3.
pursuant to a shareholder resolution passed on 29 May 2019 regarding authority to disapply pre-emption rights, the Board is authorised to allot equity securities (as defined in the Companies Act 2006) for cash under the authority given by the shareholder resolution described in paragraph 2 above and/or to sell shares held by the Company as treasury shares for cash as if section 561 of the Companies Act 2006 did not apply to any such allotment or sale, such power to be limited:

a.
to the allotment of equity securities and sale of treasury shares in connection with an offer of, or invitation to apply for, equity securities (but in the case of the authority granted under paragraph 2(b) above, by way of a rights issue only):

i.	to ordinary shareholders in proportion (as nearly as may be practicable) to their existing holdings; and

ii.	to holders of other equity securities, as required by the rights of those securities, or as the Board otherwise considers necessary, and so that the Board may impose any limits or restrictions and make any arrangements which it considers necessary or appropriate to deal with treasury shares, fractional entitlements, record dates, legal, regulatory or practical problems in, or under the laws of, any territory or any other matter; and

b.
in the case of the authority granted under paragraph 2(a) above and/or in the case of any sale of treasury shares, to the allotment of equity securities or sale of treasury shares (otherwise than under paragraph 3(a) above) up to a nominal amount of €236,088.54 (representing 23,608,854 shares).

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Immediately prior to the Merger on 28 May 2016, there were 228,244,244 shares of $0.01 par value of CCE common stock issued and fully paid, which included net issuances of 908,456 related to share-based payment awards from 1 January 2016 through 27 May 2016. In connection with the Merger, all CCE shares were cancelled and replaced with shares in CCEP. Additionally, CCEP issued 166,128,987 shares to Olive Partners and 87,950,640 shares to European Refreshments (ER), Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG as consideration to acquire their bottling operations. Subsequent to the Merger, those of the 87,950,640 shares held by Coca-Cola GmbH and Vivaqa Beteiligungs GmbH & Co. KG were transferred to ER. Also subsequent to the Merger, up to and including 28 June 2019, CCEP issued 6,540,142 additional shares related to share-based payment awards. Between 29 June 2019 and 31 July 2019, CCEP issued 126,763 additional shares related to share-based payment awards.
Shares not representing capital
None.
Shares held by CCEP
We are not permitted under English law to hold our own shares unless they are repurchased by us and held in treasury. At our 2019 AGM, our shareholders passed a special resolution that allows us to buy back our own shares in the market as permitted by the Companies Act 2006. On 12 September 2018, the Board announced a €1.5 billion share buyback programme, to begin as soon as possible, subject to trading volumes. All shares repurchased as part of the buyback programme have been to date, and will in future be, cancelled.

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Share-based payment awards
The table below shows the share-based payment awards outstanding under each of the CCE Legacy Long-Term Incentive Plan (Legacy LTIP), the CCE 2010 Incentive Award Plan (2010 Plan) and the Long-Term Incentive Plan 2016 (CCEP LTIP) as at 28 June 2019 and 31 July 2019.
Outstanding share-based payment awards

Plan	Date of award (dd/mm/yy)	Type of award[1]	Total number of shares awarded to employees outstanding as at 28 June 2019	Total number of shares awarded to employees outstanding as at 31 July 2019[2]	Price per share payable on exercise/ transfer ($)	Expiration date (dd/mm/yy)
Legacy LTIP	04/11/09	Option	9,008	5,820	9.89	04/11/19
	13/11/09	Option	6,334	6,334	10.46	13/11/19
2010 Plan	04/11/10	Option	314,384	233,161	18.40	04/11/20
	12/11/10	Option	8,968	7,950	18.80	12/05/20
	03/11/11	Option	778,673	778,673	19.68	03/11/21
	14/11/11	Option	12,884	11,550	19.82	14/05/21
	05/11/12	Option	878,335	878,335	23.21	05/11/22
	31/10/13	Option	955	—	31.46	31/07/19
	31/10/13	Option	2,860	2,860	31.46	15/05/20
	31/10/13	Option	955	955	31.46	31/08/20
	31/10/13	Option	—	6,835	31.46	19/01/21
	31/10/13	Option	1,015,032	1,008,197	31.46	31/10/23
	30/10/14	Option	1,077	—	32.51	31/07/19
	30/10/14	Option	3,566	3,566	32.51	15/05/20
	30/10/14	Option	923	923	32.51	31/08/20
	30/10/14	Option	—	6,920	32.51	19/01/21
	30/10/14	Option	1,201,298	1,194,378	32.51	30/10/24
	05/11/15	Option	1,091,075	1,091,075	39.00	05/11/25
CCEP LTIP	03/10/16	RSU	16,666	16,666	Nil	03/10/19
	03/10/16	RSU	16,667	16,667	Nil	03/10/20
	01/12/16	RSU	13,165	13,165	Nil	01/12/19
	27/03/17	PSU	398,631	398,631	Nil	27/03/20
	27/03/17	RSU	90,860	90,860	Nil	27/03/20
	01/09/17	RSU	8,874	8,874	Nil	01/09/19
	01/09/17	RSU	8,874	8,874	Nil	01/09/20
	12/03/18	PSU	324,169	324,169	Nil	12/03/21
	12/03/18	RSU	86,769	86,769	Nil	12/03/21
	15/06/18	PSU	3,408	3,408	Nil	15/06/21
	15/06/18	RSU	3,651	3,651	Nil	27/03/20
	15/06/18	RSU	2,614	2,614	Nil	13/03/21
	01/03/19	PSU	448,280	448,280	Nil	01/03/22
	01/03/19	RSU	44,928	44,928	Nil	01/03/22
[1] PSU is Performance Share Unit. RSU is Restricted Stock Unit.
[2] When an employee leaves CCEP, the expiration date of their options is shortened so options with a new expiration date may appear between the year end and the later reporting date. These are not new options but options that have been moved from another row in the table.

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History of share capital
The table below sets out the history of our share capital for the period from the Merger until 31 July 2019.
Share capital history

Period	Nature of share issuance	Number of shares	Consideration	Cumulative balance of issued shares at end of period
At Merger	Opening balance	482,323,871	N/A	482,323,871
Merger to 31 December 2016	Shares issued in connection with the exercise of stock options	459,148	Exercise price per share ranging from $11.27 to $32.51	482,783,019
Merger to 31 December 2016	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	293,377	Nil	483,076,396
1 January to 31 December 2017	Shares issued in connection with the exercise of stock options	838,486	Exercise price per share ranging from $5.09 to $32.51	483,914,882
1 January to 31 December 2017	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	671,546	Nil	484,586,428
1 January to 31 December 2018	Shares issued in connection with the exercise of stock options	2,022,729	Exercise price per share ranging from $5.09 to $39.00	486,609,157
1 January to 31 December 2018	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	740,509	Nil	487,349,666
1 January to 31 December 2018	Shares cancelled as part of buyback programme	(12,429,600)	€500 million	474,920,066
1 January to 28 June 2019	Shares issued in connection with the exercise of stock options	1,195,384	Exercise price per share ranging from $9.89 to $32.51	476,115,450
1 January to 28 June 2019	Shares issued in connection with the fulfilment of RSU and PSU share-based payment awards	318,963	Nil	476,434,413
1 January to 28 June 2019	Shares cancelled as part of buyback programme	(9,762,986)	€455 million	466,671,427
29 June to 31 July 2019	Shares issued in connection with the exercise of stock options	126,763	Exercise price per share ranging from $9.89 to $19.82	466,798,190
29 June to 31 July 2019	Shares cancelled as part of buyback programme	(1,866,307)	€95 million	464,931,883

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Coca-Cola European Partners plc
Condensed Consolidated Interim Income Statement (Unaudited)

		Six Months Ended
		28 June 2019	29 June 2018
	Note	€ million	€ million
Revenue	3	5,802	5,435
Cost of sales		(3,594)	(3,341)
Gross profit		2,208	2,094
Selling and distribution expenses		(1,101)	(1,070)
Administrative expenses		(381)	(419)
Operating profit		726	605
Finance income		26	23
Finance costs		(75)	(68)
Total finance costs, net		(49)	(45)
Non-operating items		1	—
Profit before taxes		678	560
Taxes		(170)	(143)
Profit after taxes		508	417

Basic earnings per share (€)	4	1.08	0.86
Diluted earnings per share (€)	4	1.07	0.85

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Comprehensive Income (Unaudited)

	Six Months Ended
	28 June 2019	29 June 2018
	€ million	€ million
Profit after taxes	508	417
Components of other comprehensive income (loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	(16)	(11)
Tax effect	—	—
Foreign currency translation, net of tax	(16)	(11)
Cash flow hedges:
Pretax activity, net	—	(8)
Tax effect	1	1
Cash flow hedges, net of tax	1	(7)
Other comprehensive loss for the period, net of tax	(15)	(18)
Comprehensive income for the period	493	399

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Financial Position (Unaudited)

		28 June 2019	31 December 2018	29 June 2018
	Note	€ million	€ million	€ million
ASSETS
Non-current:
Intangible assets	5	8,392	8,384	8,363
Goodwill	5	2,521	2,518	2,521
Property, plant and equipment	6	4,184	3,888	3,793
Non-current derivative assets		3	2	7
Deferred tax assets		41	37	62
Other non-current assets	12	286	396	78
Total non-current assets		15,427	15,225	14,824
Current:
Current derivative assets		10	13	22
Current tax assets		8	21	26
Inventories		945	693	815
Amounts receivable from related parties	10	114	107	101
Trade accounts receivable		1,974	1,655	1,966
Other current assets		230	193	497
Cash and cash equivalents		382	309	368
Total current assets		3,663	2,991	3,795
Total assets		19,090	18,216	18,619
LIABILITIES
Non-current:
Borrowings, less current portion	8	5,676	5,127	5,289
Employee benefit liabilities		134	142	150
Non-current provisions	13	116	119	67
Non-current derivative liabilities		40	51	77
Deferred tax liabilities		2,160	2,157	2,253
Other non-current liabilities		280	264	233
Total non-current liabilities		8,406	7,860	8,069
Current:
Current portion of borrowings	8	620	491	395
Current portion of employee benefit liabilities		18	19	20
Current provisions	13	74	133	139
Current derivative liabilities		21	20	3
Current tax liabilities		157	110	114
Amounts payable to related parties	10	379	191	235
Trade and other payables		3,080	2,828	2,814
Total current liabilities		4,349	3,792	3,720
Total liabilities		12,755	11,652	11,789
EQUITY
Share capital		5	5	5
Share premium		167	152	135
Merger reserves		287	287	287
Other reserves		(567)	(552)	(521)
Retained earnings		6,443	6,672	6,924
Total equity		6,335	6,564	6,830
Total equity and liabilities		19,090	18,216	18,619

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Cash Flows (Unaudited)

		Six Months Ended
		28 June 2019	29 June 2018
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		678	560
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	6	289	229
Amortisation of intangible assets	5	25	24
Share-based payment expense		8	7
Finance costs, net		49	45
Income taxes paid		(82)	(92)
Changes in assets and liabilities:
Decrease/(increase) in trade and other receivables		(321)	(234)
Decrease/(increase) in inventories		(254)	(166)
Increase/(decrease) in trade and other payables		265	315
Increase/(decrease) in provisions		(62)	(36)
Change in other operating assets and liabilities		249	(31)
Net cash flows from operating activities		844	621
Cash flows from investing activities:
Purchases of property, plant and equipment		(260)	(207)
Purchases of capitalised software		(44)	(13)
Proceeds from sales of property, plant and equipment		11	3
Net cash flows used in investing activities		(293)	(217)
Cash flows from financing activities:
Proceeds from borrowings, net of issuance costs		492	—
Changes in short-term borrowings		50	(78)
Repayments on third party borrowings		(175)	—
Payments of principal on lease obligations		(61)	(10)
Interest paid, net		(53)	(61)
Dividends paid		(290)	(252)
Purchase of own shares under share buyback programme		(457)	—
Exercise of employee share options		15	8
Other financing activities, net		1	(2)
Net cash flows used in financing activities		(478)	(395)
Net change in cash and cash equivalents		73	9
Net effect of currency exchange rate changes on cash and cash equivalents		—	(1)
Cash and cash equivalents at beginning of period		309	360
Cash and cash equivalents at end of period		382	368

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Coca-Cola European Partners plc
Condensed Consolidated Interim Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2017		5	127	287	(503)	6,769	6,685
Profit after taxes		—	—	—	—	417	417
Other comprehensive income / (expense)		—	—	—	(18)	—	(18)
Total comprehensive income		—	—	—	(18)	417	399
Issue of shares during the period		—	8	—	—	—	8
Equity-settled share-based payment expense		—	—	—	—	7	7
Share-based payment tax benefits		—	—	—	—	(16)	(16)
Dividends		—	—	—	—	(253)	(253)
Balance as at 29 June 2018		5	135	287	(521)	6,924	6,830

Balance as at 31 December 2018		5	152	287	(552)	6,672	6,564
Profit after taxes		—	—	—	—	508	508
Other comprehensive income / (expense)		—	—	—	(15)	—	(15)
Total comprehensive income		—	—	—	(15)	508	493
Issue of shares during the period		—	15	—	—	—	15
Equity-settled share-based payment expense		—	—	—	—	8	8
Share-based payment tax benefits		—	—	—	—	2	2
Dividends	9	—	—	—	—	(290)	(290)
Own shares purchased under share buyback programme		—	—	—	—	(457)	(457)
Balance as at 28 June 2019		5	167	287	(567)	6,443	6,335

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Notes to the Condensed Consolidated Interim Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola European Partners plc (the Company) and its subsidiaries (together CCEP, the Group) are a leading consumer goods group in Western Europe making, selling and distributing an extensive range of non-alcoholic ready-to-drink beverages. The Group is the world’s largest independent Coca-Cola bottler based on revenue. CCEP serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 09717350. The Group’s shares are listed and traded on Euronext Amsterdam, the New York Stock Exchange, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, Middlesex UB8 1EZ, United Kingdom.
These condensed consolidated interim financial statements do not constitute statutory accounts as defined by Section 434 of the Companies Act 2006. They have been reviewed but not audited by the Group’s auditor, unless otherwise stated. The statutory accounts for the Company for the year ended 31 December 2018, which were prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB), IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006, have been delivered to the Registrar of Companies. The auditor’s opinion on those accounts was unqualified and did not contain a statement made under section 498 (2) or (3) of the Companies Act 2006.

The condensed consolidated interim financial statements of the Group for the six months ended 28 June 2019 were approved and signed by Damian Gammell, Chief Executive Officer on 8 August 2019 having been duly authorised to do so by the Board of Directors.
Basis of Preparation and Accounting Policies
The condensed consolidated interim financial statements of the Group have been prepared in accordance with the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority and International Accounting Standard 34, “Interim Financial Reporting” (IAS 34) and should be read in conjunction with our 2018 Consolidated Financial Statements. The 2018 Consolidated Financial Statements were prepared in accordance with IFRS as issued by the IASB, IFRS as adopted by the European Union and in accordance with the provisions of the Companies Act 2006.
The 2018 Consolidated Financial Statements include a full description of the Group’s accounting policies. The same accounting policies and methods of computation have been used as described in the 2018 Consolidated Financial Statements, with the exception of taxes on income and the adoption of IFRS 16, “Leases” as set out in Note 2. Taxes on income in interim periods are accrued using the tax rate that would be applicable to expected total annual profit or loss.
For consistent preparation, the amount within the Condensed Consolidated Interim Statement of Cash Flows for the six months ended 29 June 2018 relating to payments of principal on lease obligations has been presented in line with current year classification. There has been no change in our net cash flows from financing activities for the six months ended 29 June 2018.
Reporting periods
Results are presented for the interim period from 1 January 2019 to 28 June 2019.
The Group’s financial year ends on 31 December. For half-yearly reporting convenience, the first six month period closes on the Friday closest to the end of the interim calendar period. There was one less selling day in the six months ended 28 June 2019 versus the six months ended 29 June 2018, and there will be one more selling day in the second six months of 2019 versus the second six months of 2018 (based upon a standard five-day selling week).
The following table summarises the number of selling days, for the years ended 31 December 2019 and 31 December 2018 (based on a standard five-day selling week):

	Half year	Full year
2019	129	261
2018	130	261
Change	-1	0
Trading seasonality
Operating results for the first half of 2019 may not be indicative of the results expected for the year ended 31 December 2019 as sales of the Group’s products are seasonal, with the second and third quarters accounting for higher unit sales of the Group’s products than the first and fourth quarters. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s results for the first half of the year.

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Additionally, year-over-year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half-yearly basis.
Exchange rates
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.
The principal exchange rates used for translation purposes in respect of one Euro were:

	Average for the Six Months Ended		Closing as at
	28 June 2019	29 June 2018	28 June 2019	31 December 2018	29 June 2018
UK Sterling	1.14	1.14	1.12	1.12	1.13
US Dollar	0.89	0.83	0.88	0.87	0.86
Norwegian Krone	0.10	0.10	0.10	0.10	0.11
Swedish Krone	0.10	0.10	0.09	0.10	0.10
Icelandic Krone	0.01	0.01	0.01	0.01	0.01
Note 2
IFRS 16 LEASES
On 1 January 2019, the Group adopted IFRS 16, “Leases” on a modified retrospective basis from 1 January 2019. The Group has not restated its 2018 financial statements as permitted under the specific transitional provisions in the standard. The impact from the new leasing standard is therefore recognised in the opening balance sheet on 1 January 2019.

Prior to the adoption of IFRS 16, the Group classified and accounted for each of its leases (as lessee) as either a finance lease or an operating lease under the principles of IAS 17, “Leases”. Finance leases were capitalised at the commencement of the lease at the inception date fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments were apportioned between interest and reduction of the lease liability. For operating leases, the leased asset was not capitalised and the lease payments were recognised as rent expense in the statement of profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognised under Prepayments and Trade and other payables, respectively.

The objective of IFRS 16 is to ensure a single lessee accounting model and requires a lessee to recognise assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The lease liability was initially measured at the present value of lease payments, discounted using the Group’s incremental borrowing rate (IBR). The weighted average incremental borrowing rate applied to the lease liabilities on 1 January 2019 was 1.30 percent. The lease term comprises the non-cancellable period of the contract, together with periods covered by an option to extend the lease whenever the Group is reasonably certain to exercise that option. Subsequently, the lease liability is measured by increasing the carrying amount to reflect interest on the lease liability and reducing it by lease payments made.

In adopting IFRS 16 Leases, the following expedients were applied:

•	The right of use asset is measured at the value of the lease liability, adjusted for any prepaid or accrued lease payments.

•	A single discount rate applied to a portfolio of leases with reasonably similar characteristics.

•	On adoption, the Group used hindsight in determining lease term.

•	Short-term lease exemption applied to Machinery & Equipment and IT asset classes for leases expiring within 12 months of 1 January 2019.

•	Reliance on previous assessments on whether leases were onerous immediately before the date of initial application.
The Group does not separate lease from non-lease components for each of its lease categories, except for property leases. For property leases, only base rent is included in the calculation of the right of use asset. All low value leases with total minimum lease payments under €5,000 are expensed on a straight line basis. The assessment of low value for a leased asset is made on the basis of the value of an asset when it is (or was) new, regardless of whether the actual asset being leased is new.
For leases previously classified as finance leases, the Group recognised the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right of use asset and the lease liability at the date of adoption. The measurement principles of IFRS 16 are only applied after that date. This resulted in measurement adjustments of €6 million relating to non-lease components of finance leases that were included in the lease liability calculation for certain asset classes. The remeasurements to lease liabilities were recognised as adjustments to the related right of use assets immediately after the date of initial application.

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Lease liabilities are included within Borrowings in our Statement of Financial Position. The following tables summarise the reconciliation of our opening lease liability position under IFRS 16:

Operating lease commitments disclosed as at 31 December 2018 (undiscounted)	Total
€ million
Within one year	94
After one year but not more than five years	169
More than five years	37
Total minimum lease payments	300

Total
€ million
Total minimum lease payments (discounted)	290
(Less): short-term and low value leases recognised on a straight-line basis as expense	(5)
Add: adjustments as a result of a different treatment of extension and termination options	32
(Less): non-lease components for property leases	(5)
Add: non-lease components for vehicle leases and other	10
Lease operating liability recognised as at 1 January 2019	322
Add: finance lease liabilities recognised as at 31 December 2018	75
Total lease liability recognised as at 1 January 2019	397
Of which are:
Current lease liabilities	147
Non-current lease liabilities	250

Right of use assets are included within Property, Plant and Equipment and were initially measured at cost, comprising the initial measurement of the lease liability, plus any direct costs and an estimate of asset retirement obligations, less lease incentives. Subsequently, right of use assets are measured at cost, less accumulated depreciation and any accumulated impairment losses. Depreciation is calculated on a straight line basis over the term of the lease.

The recognised right of use assets within Property, Plant and Equipment, and related lease liability amounts recognised as at the adoption date relate to the following asset types:

Right of Use Asset category	Lease Liability	Right of Use Asset
	€ million	€ million
Buildings	212	208
Furniture and office equipment	35	35
Machinery and equipment	5	5
Vehicles	145	145
Total	397	393
The Group’s activities as a lessor are not material and hence the Group determines there is no significant impact on its condensed consolidated interim financial statements.

The adoption of IFRS 16 had a diminimus impact on the Group’s profit before tax for the period ended 28 June 2019.

There is no impact on overall cash flows on the Group from the adoption of IFRS 16.  However, cash outflows for lease payments are now included within cash flows used in financing activities, within payments of principal on lease obligations.  Prior to adoption, cash flows relating to our operating leases were included within cash flows from operating activities, and only finance leases cash flows were classified as financing activities.
Extension and termination options
Extension and termination options are included in a number of property and equipment leases across the Group. These terms are used to maximise operational flexibility in terms of managing contracts. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor.

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In determining the lease term, the Group considers all facts and circumstances associated with exercising an extension or termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The assessment is reviewed if a significant event or a significant change in circumstances occurs which affects this assessment and that is within the control of the lessee.
Note 3
OPERATING SEGMENT
The Group evaluates its segmental reporting under IFRS 8, “Operating Segments”. The Group derives its revenues through a single business activity, which is making, selling and distributing ready-to-drink beverages. The Group operates solely in developed markets in Western Europe and has a homogenous product portfolio across its geographic territories. Based on the governance structure of the Group, including decision making authority and oversight, the Group has determined that the Board is its Chief Operating Decision Maker (CODM). The Board, as the CODM, allocates resources and evaluates performance at a consolidated level and, therefore, the Group has one operating segment.
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

Revenue by Geography	Six Months Ended
	28 June 2019	29 June 2018
	€ million	€ million
Iberia[1]	1,282	1,210
Germany	1,171	1,112
Great Britain	1,151	1,035
France[2]	967	874
Belgium/Luxembourg	493	482
Netherlands	295	281
Norway	218	212
Sweden	184	184
Iceland	41	45
Total revenue	5,802	5,435
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 4
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of shares in issue and outstanding during the period. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of a specified market and/or performance conditions are included in the diluted earnings per share calculation based on the number of shares that would be issuable, if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Six Months Ended
	28 June 2019	29 June 2018
Profit after taxes attributable to equity shareholders (€ million)	508	417
Basic weighted average number of shares in issue (million)	472	485
Effect of dilutive potential shares (million)	3	4
Diluted weighted average number of shares in issue (million)	475	489
Basic earnings per share (€)	1.08	0.86
Diluted earnings per share (€)	1.07	0.85
As at 28 June 2019 and 29 June 2018, the Company had 466,671,427 and 486,108,000 shares in issue and outstanding, respectively.

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For the six months ended 28 June 2019, there were no outstanding options to purchase shares excluded from the diluted earnings per share calculation. For the six months ended 29 June 2018, outstanding options to purchase 0.7 million shares were excluded from the diluted earnings per share calculation because the effect of including these options in the computation would have been antidilutive. The dilutive impact of the remaining options outstanding and unvested restricted share units was included in the effect of dilutive securities.
Note 5
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the six months ended 28 June 2019:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2018	8,384	2,518
Additions	43	—
Amortisation expense	(25)	—
Currency translation adjustments	(10)	3
Net book value as at 28 June 2019	8,392	2,521
Note 6
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the six months ended 28 June 2019:

Total
€ million
Net book value as at 31 December 2018	3,888
Adjustment for adoption of IFRS 16[1]	322
Additions	293
Disposals	(31)
Depreciation expense	(289)
Currency translation adjustments	1
Net book value as at 28 June 2019	4,184
[1] Adjustment for the adoption of IFRS 16, “Leases” on 1 January 2019, as described in Note 2.
During the period the Group commenced a transformation project relating to our cold drink operations aimed at delivering a modern, differentiated and versatile equipment fleet in order to optimise net cooler placements throughout our markets.  As part of this strategy, our capital expenditure on cold drink equipment will focus on the introduction of a new, more cost effective cooler into our markets, whilst reducing maintenance and refurbishment support spending on our older equipment. We began rolling out the new commercial strategy during the first half of 2019. As a result of the operational impact of the strategic changes, we incurred a non-cash restructuring charge in the period of €24 million relating to the write down and accelerated depreciation of aged cold drink equipment assets. We expect the majority of the aged cold drink equipment assets to be removed from customer locations over a reasonable period of time and replaced with newer equipment.
Note 7
FAIR VALUES AND FINANCIAL RISK MANAGEMENT
Fair Value Measurements
All assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements are categorised in the fair value hierarchy as described in our 2018 Consolidated Financial Statements.
The fair values of the Group’s cash and cash equivalents, trade accounts receivable, amounts receivable from related parties, trade and other payables, and amounts payable to related parties approximate their carrying amounts due to their short-term nature.

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The fair values of the Group’s borrowings are estimated based on borrowings with similar maturities and credit quality and current market interest rates. These are categorised in Level 2 of the fair value hierarchy as the Group uses certain pricing models and quoted prices for similar liabilities in active markets in assessing their fair values. The total fair value of borrowings as at 28 June 2019 and 31 December 2018, was €6.6 billion and €5.7 billion, respectively. This compared to the carrying value of total borrowings as at 28 June 2019 and 31 December 2018 of €6.3 billion and €5.6 billion, respectively. Refer to Note 8 for further details regarding the Group’s borrowings.
The Group’s derivative assets and liabilities are carried at fair value, which is determined using a variety of valuation techniques, depending on the specific characteristics of the hedging instrument taking into account credit risk. The fair value of our derivative contracts (including forwards, options, cross-currency swaps and interest rate swaps) are determined using standard valuation models. The significant inputs used in these models are readily available in public markets or can be derived from observable market transactions and, therefore, the derivative contracts have been classified as Level 2. Inputs used in these standard valuation models include the applicable spot, forward, and discount rates. The standard valuation model for the option contracts also includes implied volatility, which is specific to individual options and is based on rates quoted from a widely used third-party resource. As at 28 June 2019 and 31 December 2018, the total value of derivative assets was €13 million and €15 million, respectively. As at 28 June 2019 and 31 December 2018, the total value of derivative liabilities was €61 million and €71 million, respectively.
For assets and liabilities that are recognised in the condensed consolidated interim financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation at the end of each reporting period. There have been no transfers between Level 1 and Level 2 during the periods presented.
Financial Instruments Risk Management Objectives and Policies
The Group’s activities expose it to several financial risks including market risk, credit risk, and liquidity risk. Financial risk activities are governed by appropriate policies and procedures to minimise the uncertainties these risks create over the Group’s future cash flows. Such policies are developed and approved by the Group’s Treasury and Commodities Risk Committee through the authority provided to it by the Group’s Board of Directors. There have been no changes in the risk management policies since the year end.

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Note 8
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the Group’s borrowings as at the dates presented:

	28 June 2019	31 December 2018
	€ million	€ million
Non-current:
US$525 million 3.50% Notes 2020	460	456
US$250 million 3.25% Notes 2021	218	216
US$300 million 4.50% Notes 2021	262	261
€350 million Floating Rate Note 2021	350	350
€700 million 0.75% Notes 2022	698	697
€350 million 2.63% Notes 2023	348	348
€500 million 1.13% Notes 2024	496	495
€350 million 2.38% Notes 2025	346	346
€250 million 2.75% Notes 2026	248	248
€400 million 1.50% Notes 2027	395	395
€500 million 1.75% Notes 2028	493	493
€500 million 1.125% Notes 2029 [1]	492	—
€500 million 1.88% Notes 2030	495	495
Term loan 2018-2021[2]	100	274
Lease obligations[3]	275	53
Total non-current borrowings	5,676	5,127

Current:
€350 million 2.00% Notes 2019	350	349
EUR commercial paper	170	120
Lease obligations[3]	100	22
Total current borrowings	620	491
___________________________
[1] In April 2019, the Group issued €500 million, 1.125% notes due 2029.
[2] In May and June 2019, €175 million due in 2020 and 2021 were repaid prior to maturity. As at 28 June 2019, €100 million of the term loan remains outstanding with annual repayments due 2021.
[3] As at 28 June 2019 these amounts represent the present value of the majority of the Group’s lease obligations, including the effects of adopting IFRS 16. Refer to Note 2 for further details. As at 31 December 2018 these amounts only included the Group’s finance lease obligations.
Note 9
EQUITY
Share Capital
As at 28 June 2019, the Company had 466,671,427 fully paid ordinary shares of €0.01 each in issue. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. During the six months ended 28 June 2019, 1,514,347 shares were issued in connection with share-based payment awards.
Share buyback programme
In connection with the share buyback programme, the Company entered into agreements to purchase €455 million of its own shares during the six months ended 28 June 2019. In this period, 9,762,986 shares were repurchased by the Company and cancelled. The total cost of the repurchased shares of €457 million, including €2 million of directly attributable tax costs, was deducted from retained earnings. As a result of the cancellation, €0.1 million was transferred from share capital to a capital redemption reserve, representing the nominal value of the shares cancelled.
Since the current share buyback programme commenced in 2018, a total of 22,192,586 shares have been repurchased and cancelled.

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Dividends
On 30 April 2019, the Company declared a first half interim dividend of €0.62 per share, which was paid on 6 June 2019.
Note 10
RELATED PARTY TRANSACTIONS
For the purpose of these condensed consolidated interim financial statements, transactions with related parties mainly comprise transactions between subsidiaries of the Group and the related parties of the Group.
Transactions with The Coca-Cola Company (TCCC)
TCCC exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. As at 28 June 2019, 18.9% of the total outstanding ordinary shares in the Group were owned by European Refreshments, a wholly owned subsidiary of TCCC. The Group is a key bottler of TCCC products and has entered into bottling agreements with TCCC to sell, make and distribute products of TCCC in the Group’s territories. The Group purchases concentrate from TCCC and also receives marketing funding to help promote the sale of TCCC products. Bottling agreements with TCCC for each of the Group’s territories extend through 28 May 2026, with terms of 10 years, with each containing the right for the Group to request a 10-year renewal. Additionally, two of the Group’s 17 Directors were nominated by TCCC, one of whom is also an employee of TCCC.
The principal transactions with TCCC are for the purchase of concentrate, syrup and finished product. The following table summarises the transactions with TCCC that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	28 June 2019	29 June 2018
	€ million	€ million
Amounts affecting revenue[1]	31	29
Amounts affecting cost of sales[2]	(1,610)	(1,429)
Amounts affecting operating expenses[3]	(10)	2
Total net amount affecting the Consolidated Income Statement	(1,589)	(1,398)
[1] Amounts principally relate to fountain syrup and packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, syrup, mineral water and juice as well as funding for marketing programmes.
[3] Amounts principally relate to certain costs associated with new product development initiatives.

The following table summarises the transactions with TCCC that impacted the Consolidated Statement of Financial Position as at the dates presented:

	28 June 2019	31 December 2018
	€ million	€ million
Amount due from TCCC	108	101
Amount payable to TCCC	356	166
Transactions with Cobega companies
Cobega exhibits significant influence over the Group, as defined by IAS 24, “Related Party Disclosures”. Cobega S.A. indirectly owned 19.8% of the total outstanding ordinary shares of the Group as at 28 June 2019 through its ownership interest in Olive Partners S.A. Additionally, five of the Group’s 17 Directors, including the Chairman, were nominated by Olive Partners S.A., three of whom are affiliated with Cobega S.A.

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The principal transactions with Cobega are for the purchase of juice concentrate, packaging materials and mineral water. The following table summarises the transactions with Cobega that directly impacted the Condensed Consolidated Interim Income Statement for the periods presented:

	Six Months Ended
	28 June 2019	29 June 2018
	€ million	€ million
Amounts affecting revenues[1]	1	—
Amounts affecting cost of sales[2]	(37)	(39)
Amounts affecting operating expenses[3]	(8)	(7)
Total net amount affecting the Consolidated Income Statement	(44)	(46)
[1] Amounts principally relate to packaged product sales.
[2] Amounts principally relate to the purchase of concentrate, mineral water and packaging materials.
[3] Amounts principally relate to certain costs associated with maintenance and repair services and rent.
The following table summarises the transactions with Cobega that impacted the Consolidated Statement of Financial Position as at the dates presented:

	28 June 2019	31 December 2018
	€ million	€ million
Amount due from Cobega	6	6
Amount payable to Cobega	23	25
There are no significant transactions with other related parties in the periods presented.
Note 11
TAXES
The same accounting policies and methods of computation have been used as described in the 2018 Consolidated Financial Statements, with the exception of taxes on income. Taxes on income in interim periods are accrued using the tax rate that would be applicable to the expected total annual profit or loss.
The effective tax rate was 25 percent and 26 percent for the six months ended 28 June 2019 and 29 June 2018, respectively, and 25 percent and 41 percent for the year ended 31 December 2018 and 31 December 2017, respectively.
Tax Provisions
The Group is routinely under audit by taxing authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty relating to tax matters that it believes appropriately reflect its risk, the carrying amount of which as at 28 June 2019 is included in other non-current liabilities on the Statement of Financial Position.

The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions.

The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments, and is vigorously defending its position against these assessments.
Note 12
OTHER NON-CURRENT ASSETS
As at 28 June 2019, included within other non-current assets, the Group has a VAT receivable of €198 million, relating to the dispute that began in 2014 between the Spanish Tax Authorities and the Regional Tax Authorities of Bizkaia (Basque Region) as to the responsibility for refunding the VAT to CCEP.
During the six months ended 28 June 2019, the Group was refunded VAT of €126 million (including interest) related to 2017 and 2018. Those periods were blocked by the Spanish Tax Authorities but not subject to the Arbitration Board ruling. The outstanding VAT receivable remains classified as non-current due to the continued delay in the resolution of the matter by the

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Arbitration Board. We believe it remains a certainty that the amount due plus interest will be refunded to CCEP once the Arbitration Board rules.
Note 13
PROVISIONS, COMMITMENTS AND CONTINGENCIES
The following table summarises the movement of provisions for the periods presented:

	Restructuring Provision	Other Provisions[1]	Total
	€ million	€ million	€ million
Balance as at 31 December 2018	223	29	252
Charged/(credited) to profit or loss:
Additional provisions recognised	21	1	22
Unused amounts reversed	(12)	—	(12)
Utilised during the period	(71)	—	(71)
Translation	—	(1)	(1)
Balance as at 28 June 2019	161	29	190
______________________
[1] Other provisions primarily relate to decommissioning provisions, property tax assessment provisions and legal reserves.
During the six months ended 28 June 2019, the Group recorded new provisions totalling €21 million in connection with restructuring activities. These restructuring activities were primarily related to labour productivity and commercial re-organisation programmes in Germany.
Commitments
There have been no significant changes in commitments since 31 December 2018. Refer to Note 20 of the 2018 Consolidated Financial Statements for further details about the Group’s commitments.
Contingencies
There have been no significant changes in contingencies since 31 December 2018. Refer to Note 20 of the 2018 Consolidated Financial Statements for further details about the Group’s contingencies.
Note 14
EVENTS AFTER THE REPORTING PERIOD
On 31 July 2019, €100 million of the term loan due in 2021 was repaid prior to maturity.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: 8 August 2019	By:	/s/ Manik Jhangiani
	Name:	Manik Jhangiani
	Title:	Chief Financial Officer